Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [Securian Logo]


February 26, 2015


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

RE:  Post-Effective Amendment
     pursuant to Rule 485(a)
     Variable Annuity Account

     File Numbers: 333-189593 and 811-04294

Dear Ladies and Gentlemen:


The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). In that regard, the Registrant requests that this filing become effective on May 1, 2015.

The Registration Statement is being amended to add the SureTrack Plus 90 rider and to revise the "Focused Portfolio Strategies or Models" (as described in the Registration Statement) that are available to Contract Owners

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,


/s/ Daniel P. Preiner
----------------------------------
Daniel P. Preiner
Counsel